[Letterhead of K-Sea Transportation Partners L.P.]

May 20, 2009

Ms. Linda Cvrkel

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington DC,  20549

Re: K-Sea Transportation Partners, L.P.

Annual Report on Form 10-K for the fiscal year ended June 30, 2008

Filed September 15, 2008

File No. 001-31920

Dear Ms. Cvrkel:

This memorandum sets forth the responses of K-Sea Transportation Partners L.P., a Delaware limited partnership  (the “Partnership”), to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 23, 2009 ( the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2008 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (the “Form 10-Q”) of the Partnership.  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Annual Report on Form 10-K for the fiscal year ended June 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Critical Accounting Policies, page 63

1.            We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2 with regard to revenue recognition. This disclosure in MD&A should supplement, not duplicate, the description of accounting policies in the notes. In this regard, please ensure that your critical accounting estimates disclosure for revenue recognition and for all policies and estimates disclosed (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change ; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to reasonably likely change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise future filings accordingly.

Response

We acknowledge the Staff’s comment and will revise our  future filings accordingly.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

2.            Your disclosure on page 90 indicates the general partner receives a distribution on its 1.27% interest, which conflicts with the 1.45% interest disclosed on page F-9. Please reconcile these percentages, and explain the reason for the discrepancy. As part of the response, please provide us with your calculation of net income attributable to the general partners’ interest for the fiscal years ended June 30, 2008, 2007 and 2006.

Response

The general partner interest of 1.45% disclosed on page F-9 of the Form 10-K is as of June 30, 2008, and the general partner interest of 1.27% disclosed on page 90 of the Form 10-K is as of September 1, 2008. We will clarify the measurement date in future filings. The difference in the percentages is due to a decrease in the general partner’s proportionate interest in the Partnership resulting from the completion of an offering of 2,000,000 common units representing limited partner interests on August 20, 2008. Because the general partner did not elect to make additional contributions to maintain its 1.45% general partner interest, its proportionate interest in the Partnership decreased as a result of the offering. The general partner’s interest is calculated as follows:

	1-Sep-08	30-Jun-08	30-Jun-07	30-Jun-06
General partner units	202,447	202,447	202,447	202,447

Limited partner units	15,715,700	13,715,700	9,942,800	9,919,900

Total partnership units	15,918,147	13,918,147	10,145,247	10,122,347

General partner units as a % of total units	1.27%	1.45%	2.00%	2.00%

The general partner’s incentive distribution rights entitle it to receive an increasing percentage of distributions when the quarterly cash distribution exceeds $0.55 per unit. Under EITF 03-6, the impact of these increasing percentages is reflected in the calculation of the general partner’s interest in quarterly net income when such net income exceeds $0.55 per unit.

For the fiscal years ended June 30, 2008, 2007 and 2006, the annual net income did not exceed $ 2.20 per unit and therefore the net income allocated to the general partner is equal to its weighted average ownership percentage for the fiscal year multiplied by the net income for the year.  The calculations are provided below for the fiscal years ended June 30, 2008, 2007 and 2006 (dollars in thousands).

	30-Jun-08	30-Jun-07	30-Jun-06
Net income	$25,668	$15,820	$5,902
Weighted average general partner ownership %	1.58%	2.00%	2.00%
General partner income allocation	$405	$316	$118

Notes to Consolidated financial Statements, page F-9

Note 1: Basis of Presentation, page F-9

3.            We note that the consolidated statement of partners’ capital includes a reclassification of $4,676 related to a deferred tax benefit from common limited partners’ capital to subordinated limited partners’ capital. Please explain in greater detail the nature and reason for the reclassification of the deferred tax benefit from common capital to subordinated capital.

Response

During April 2008, we determined that there had been a misclassification relating to the allocation of a deferred tax benefit among the classes of equity of the Partnership in connection with our initial public offering (“IPO”) on January 14, 2004. The net assets transferred from EW Transportation LLC’s (“EW”) C Corp subsidiaries to the Partnership in the IPO resulted in a change in tax status that triggered the release of previously established deferred tax liabilities included in the net assets transferred.  Our June 30, 2004 financial statements reflected the allocation of the deferred tax benefit based on the January 14, 2004 post-IPO ownership interests of EW of 49% (subordinated), the general partner (“GP”) of 2% and public unitholders of 49% (common). Because the liability for taxes was released upon the transfer of assets and change in tax status immediately prior to the IPO, such allocation should have been based on the pre-IPO ownership percentages of EW of 98% (common 13%, subordinated 85%) and GP of 2%.

Based on quantitative measures—no negative qualitative measures and no net impact to overall equity—we concluded that the misstatement was not material and, therefore, corrected the classification error in the March 31, 2008 statement of partners’ capital filed with our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008 to account for the correction of this item. Because a portion of the subordinated units converted to common units during the quarter ended March 31, 2008, the adjustment relating to the tax allocation revision was netted in the same line as the transfer relating to the conversion from subordinated units to common units, and the line description was expanded to “Conversion of subordinated units to common units, net of tax related reclassification”. The reclassification was disclosed in Note 1 of the notes to consolidated financial statements of our quarterly report on Form 10—Q for the fiscal quarter ended March  31, 2008 and in the Form 10-K on page F-9.

Note 5 Financing, page F-17

Restrictive Covenants, page F-22

4.            Your disclosure indicates that the company is subject to covenants under multiple loan and credit agreements. We further note on page 24 of your December 31, 2008 Form 10-Q that the company was in compliance with these covenants as of December 31, 2008. Please tell us, and revise future filings to disclose whether the company was in compliance for each balance sheet presented.

Response

We were in compliance with all of our debt covenants as of both June 30, 2008 and December 31, 2008. We disclosed in our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009 that we were in compliance with our debt covenants for each balance sheet presented. We will disclose in future filings whether or not we were in compliance with our debt covenants for each balance sheet presented.

Form 10-Q for the fiscal quarter ended December 31, 2008

Statement of Cash Flows, page 6

5.            We note that you include the caption net increase (decrease) in credit line borrowings within financing activities on the statements of cash flows. Please revise future filings to present the advances and payments separately on a gross basis, or explain why you believe net presentation is appropriate. Please refer to paragraphs 11-13 of SFAS No. 95 for guidance.

Response

In our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009, we revised our disclosure to present the advances and payments in credit line borrowings on a gross basis, and we will include such presentation in our future filings, as applicable.

Note 9. Commitments and Contingencies, page 13

6.            We note from your disclosure that you received an additional call from your mutual insurance carrier of approximately $3.4 million for the policy years covering February 2006 to February 2009. We also note that approximately $2.3 million of the $3.4 million was recognized as vessel operating expense for the three and six months ended December 31, 2008. In this regard, please tell us how the amount recognized for the three and six months ended December 31, 2008 was determined and provide us with your calculation as part of your response. We may have further comment upon receipt of your response.

Response

The additional call notices received in December 2008 pertained to three policy years: 2006-2007, 2007-2008 and 2008-2009.  The additional premium of $1.56 million for policy years 2006-2007 and 2007-2008 was expensed in the three months ended December 31, 2008. The call notice for the policy year 2008-2009 provided for an additional premium of $1.82 million, payable in two equal installments.  However, the invoice dates for two equal installments were set by our mutual insurance carrier far in the future.

Our mutual insurance carrier advised us that the call notices for the 2008-2009 policy year were issued based on its mid-November 2008 assessment of claims data and investment portfolio activity and forecasts.  This assessment was based on assumptions that can change materially over time.  Because of uncertainties regarding claims and investment results for the 2008-2009 policy year, our mutual insurance carrier informed us that it would reassess the call for the 2008-2009 policy year and, based on claims data and investment portfolio performance at that time, it may reduce or eliminate the call.

Based on updated information provided by our mutual insurance carrier relating to the status of the investments and claim results for the 2008-2009 policy year, we determined that 50% of the additional call premium for the 2008-2009 policy year, or $908,000 should be expensed based on a SFAS No. 5 “Accounting for Contingencies” analysis.  Such amount was accrued and recognized in the statement of operations in the appropriate reporting period ($781,000 in the three months ended December 31, 2008 and $127,000 in the three months ended March 31, 2009) based on the policy year term (February 21, 2008 — February 20, 2009).

In conjunction with the preparation of our quarterly report on Form 10 Q for the fiscal quarter ended March 31, 2009, we obtained an update from our mutual insurance carrier regarding loss development for the 2008-2009 policy year as well as investment portfolio and investment income activity, which was relatively unchanged from their second quarter update. Based on that information, management believes the insurance expense recognized to date is the best estimate of the expected liability based on SFAS No. 5 “Accounting for Contingencies”.

* * * * *

                                                As requested in the Staff’s letter, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Terrence P. Gill
Terrence P. Gill
Chief Financial Officer

cc:
Heather Clark, Division of Corporation Finance
Sean T. Wheeler, Baker Botts L.L.P.
Mary Beth Backof, PricewaterhouseCoopers LLP